SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Second quarter and half year 2011(a)
London 26 July 2011

FOR IMMEDIATE RELEASE

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
(17,150)	7,124	5,620	Profit (loss) for the period(b)	12,744	(11,071)
177	(1,643)	(311)	Inventory holding (gains) losses, net of tax	(1,954)	(304)
(16,973)	5,481	5,309	Replacement cost profit (loss)	10,790	(11,375)

(90.35)	29.13	28.10	- per ordinary share (cents)	57.23	(60.58)
(5.42)	1.75	1.69	- per ADS (dollars)	3.43	(3.63)

•
BP's second quarter replacement cost profit was $5,309 million, compared with a loss of $16,973 million a year ago. For the half year, replacement cost profit was $10,790 million, compared with a loss of $11,375 million a year ago.

•
The group income statement for the second quarter and half year includes pre-tax credits related to the Gulf of Mexico oil spill of $0.6 billion and $0.2 billion respectively. All amounts relating to the incident have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 2 - 3, Note 2 on pages 22 - 27, Principal risks and uncertainties on pages 33 - 39 and Legal proceedings on pages 40 - 43.

•
Non-operating items (including amounts relating to the Gulf of Mexico oil spill) and fair value accounting effects for the second quarter, on a post-tax basis, had a net unfavourable impact of $298 million compared with a net unfavourable impact of $21,953 million in the second quarter of 2010. For the half year, the respective amounts were $191 million and $22,002 million unfavourable. See pages 4, 19 and 20 for further details.

•
Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $249 million for the second quarter, compared with $214 million for the same period last year. For the half year, the respective amounts were $488 million and $442 million.

•
The effective tax rate on replacement cost profit for the second quarter and half year was 35% and 36% respectively, compared with 30% and 27% a year ago. Excluding the impact of the Gulf of Mexico oil spill, the effective tax rate a year ago was 35% for the quarter and 34% for the half year.

•
Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the quarter and half year was $7.8 billion and $10.3 billion, compared with $6.8 billion and $14.4 billion in the same periods of last year. The amounts for the quarter and half year of 2011 included net cash outflows of $1.9 billion and $4.7 billion respectively relating to the Gulf of Mexico oil spill.

•	Net debt at the end of the quarter was $27.0 billion, compared with $23.2 billion a year ago. The ratio of net debt to net debt plus equity was 20% compared with 21% a year ago.

•
Total capital expenditure for the second quarter and half year was $8.2 billion and $12.2 billion respectively. Organic capital expenditure(c) in the second quarter and half year was $4.2 billion and $8.2 billion respectively. Disposal proceeds were $1.6 billion for the quarter and $2.6 billion for the half year. As at 30 June 2011, we had entered into agreements for disposals with a total value of $25 billion, against our objective of $30 billion by the end of 2011.

•
The quarterly dividend expected to be paid on 20 September 2011 is 7 cents per share ($0.42 per ADS). The corresponding amount in sterling will be announced on 6 September 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at www.bp.com/scrip.

(a)
This results announcement also represents BP's half-yearly financial report for the purposes of the Disclosure and Transparency Rules made by the UK Financial Services Authority. In this context: (i) the condensed set of financial statements can be found on pages 13 - 18 and 22 - 32; (ii) pages 1 - 11, 19 - 21 and 33 - 43 comprise the interim management report; and (iii) the directors' responsibility statement and auditors' independent review report can be found on pages 11 - 12.

(b)	Profit (loss) attributable to BP shareholders.
(c)	Organic capital expenditure excludes acquisitions and asset exchanges (see page 17).

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.

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Gulf of Mexico oil spill

Completing the response

The majority of the shoreline clean-up phase of the incident response was completed during the first quarter. During the second quarter, limited work continued to clean impacted marshes and barrier islands, and access to some areas was restricted due to wildlife breeding seasons. Patrolling is ongoing to respond to any further residual tar balls. Monitoring against established criteria continues, with the aim of assigning cleaned shorelines to a status in which no further treatment (NFT) is required. The majority of impacted shoreline has already been transitioned to NFT. Further shoreline surveys are scheduled for the fourth quarter of 2011, after the hurricane season, to identify any remaining clean-up needs.

The pilot project to retrieve remaining boom anchors from the coastal waters of Louisiana was completed and the Federal On-Scene Coordinator (FOSC) has confirmed that further action is not warranted.

Following the completion of the majority of the subsea work during the first quarter, decontamination of the Enterprise drilling rig and seabed survey work were completed during the second quarter. No further activity is planned at the well site.

The phased transition from the Gulf Coast incident management team (GC-IMT) to BP's Gulf Coast Restoration Organization (GCRO) continues, and the response organization continues to maintain resources in line with operational requirements.

Economic restoration

A total of $6.8 billion has been paid out to fund economic and environmental restoration of the Gulf of Mexico. These payments are for claims from individuals, businesses and government entities. $0.3 billion of this is for natural resource damage assessment.

Trust update

During the first half, BP made two scheduled contributions totalling $2.5 billion to the Deepwater Horizon Oil Spill Trust fund. The Trust was established in 2010 to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages (NRD) and related costs. In early July, BP received a $1.1 billion settlement payment from MOEX which was also paid into the Trust.

Payments from the Trust during the second quarter and half year respectively totalled $1.0 billion and $2.1 billion, of which in the second quarter $873 million was paid through the GCCF to individual and business claimants, $87 million for NRD assessment costs, $17 million in relation to state and local government claims, and $33 million for other resolved items. As of 30 June 2011, the cumulative amount paid from the Trust since its inception was $5.1 billion and BP's cumulative contributions to the Trust were $7.5 billion.

On 21 April 2011, BP announced a commitment of up to $1 billion for projects that will restore injured natural resources in the Gulf at the earliest opportunity. These projects will undergo public review before they are funded.

Claims update

As of 30 June 2011, a total of $6.3 billion had been paid for individual, business and government claims. This includes amounts paid directly by BP prior to the establishment of the Trust.

During the emergency advance phase in 2010, the GCCF paid 169,172(a) claimants amounts totalling $2.6 billion. In the first quarter of 2011, the GCCF issued its protocol for the resolution and finalization of claims allowing claimants submitting legitimate claims to elect to (i) receive interim payments for substantiated past losses, or (ii) receive an offer for full and final settlement payment and release, with certain exceptions, their right to sue all potentially liable entities including BP. During the second quarter, an additional 40,152 claimants filed claims at this second and final phase, taking the total number of claimants in this phase to 308,112 as of 30 June 2011. Of these, 150,672 claims have been paid and finalized for $1.7 billion, 88,873 have been denied by the GCCF, 8,776 have been determined to have no loss and 559 claims were withdrawn. The claims of the remaining 59,232 claimants have not yet been finalized and are at various stages of the GCCF's claims review process. Claimants electing to receive interim payments have been paid $208 million. As of 30 June 2011, $5.0 billion had been paid either by the GCCF or by BP to individual and business claimants.

BP received 76 new claims from government entities during the second quarter, and has processed 88% of the total 965 claims filed. Government entities have received $1.3 billion in payments for 797 claims since the incident occurred. The remaining government claims are at various stages of the claims process.

Following the first-quarter agreement with the state of Alabama to provide $16 million for tourism promotion, BP completed similar agreements during the second quarter with the states of Florida and Mississippi for $30 million and $16 million respectively. Discussions are currently under way with the state of Mississippi regarding contributions for seafood testing and marketing.

(a)
Number of claimants updated from 169,005 as published in our first-quarter results announcement, reflecting a small number of payments made in the second quarter 2011 as a result of the resolution of outstanding claims from the emergency advance phase.  At the end of the second quarter 2011, 273 emergency advance phase claims remained unresolved.

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Gulf of Mexico oil spill (continued)

Environmental restoration

Last year, BP announced the creation of the independent Gulf of Mexico Research Initiative (GRI), a ten-year, $500-million scientific research programme directed at studying the potential environmental and public health impacts of the Deepwater Horizon accident. The master research agreement was signed in March 2011 and three Requests for Proposals (RFPs) from research consortia or individual researchers are planned for this year, two of which were issued during the second quarter.

Financial update

In the second quarter we recognized a $0.6 billion reduction in the pre-tax charge for the incident. This reflects the settlements with MOEX USA Corporation, the parent company of one of our partners in the MC252 exploration block, and Weatherford, a contractor on the Macondo well, partially offset by an incremental charge for spill response costs including provisioning for shoreline patrolling and maintenance costs, plus a charge for the ongoing quarterly expenses of the Gulf Coast Restoration Organization. For the half year, the reduction in the pre-tax charge was $0.2 billion. In 2010, the pre-tax charge recognized was $40.9 billion, which included the $20-billion Trust commitment.

Under the above settlement agreements, MOEX USA Corporation paid BP $1.1 billion in early July, which was subsequently paid to the Trust, and Weatherford have paid BP $75 million which will also be contributed to the $20-billion Trust.

The total amounts that will be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described further in Note 2 on pages 22 - 27. Also see Note 2, on page 27 under Contingent assets, for information on partner recovery.

Legal proceedings and investigations

See Gulf of Mexico oil spill on pages 34 - 39 of BP's Annual Report and Form 20-F 2010 and Legal proceedings on pages 40 - 43 herein for details of legal proceedings, including external investigations relating to the incident.

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Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) for the period

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
6,244	8,420	6,614	Exploration and Production	15,034	14,536
2,075	2,079	1,338	Refining and Marketing	3,417	2,804
(70)	(478)	(598)	Other businesses and corporate	(1,076)	(398)
(32,192)	(384)	617	Gulf of Mexico oil spill response(a)	233	(32,192)
98	(542)	515	Consolidation adjustment	(27)	306
(23,845)	9,095	8,486	RC profit (loss) before interest and tax(b)	17,581	(14,944)

			Finance costs and net finance income or
			expense relating to pensions and other
(214)	(239)	(249)	post-retirement benefits	(488)	(442)
7,188	(3,314)	(2,858)	Taxation on a replacement cost basis	(6,172)	4,222
(102)	(61)	(70)	Minority interest	(131)	(211)
			Replacement cost profit (loss) attributable
(16,973)	5,481	5,309	to BP shareholders	10,790	(11,375)

(284)	2,412	493	Inventory holding gains (losses)	2,905	421
			Taxation (charge) credit on inventory holding
107	(769)	(182)	gains and losses	(951)	(117)
			Profit (loss) for the period attributable
(17,150)	7,124	5,620	to BP shareholders	12,744	(11,071)

(a)	See Note 2 on pages 22 - 27 for further information on the accounting for the Gulf of Mexico oil spill response.
(b)	Replacement cost profit or loss reflects the replacement cost of supplies. For further information see page 18.

Total of non-operating items and fair value accounting effects(a)(b)

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
(61)	739	(699)	Exploration and Production	40	43
351	(117)	(54)	Refining and Marketing	(171)	291
71	(181)	(263)	Other businesses and corporate	(444)	(47)
(32,192)	(384)	617	Gulf of Mexico oil spill response	233	(32,192)
(31,831)	57	(399)	Total before interest and taxation	(342)	(31,905)
-	(16)	(15)	Finance costs(c)	(31)	-
(31,831)	41	(414)	Total before taxation	(373)	(31,905)
9,878	66	116	Taxation credit (charge)(d)	182	9,903
(21,953)	107	(298)	Total after taxation for the period	(191)	(22,002)

(a)	An analysis of non-operating items by type is provided on page 19 and an analysis by region is shown on pages 7, 9 and 10.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 20.
(c)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 22 - 27 for further details.
(d)
Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter  2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.

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Per share amounts

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			Per ordinary share (cents)(a)
(91.29)	37.86	29.75	Profit (loss) for the period	67.60	(58.96)
(90.35)	29.13	28.10	RC profit (loss) for the period	57.23	(60.58)

			Per ADS (dollars)(a)
(5.48)	2.27	1.79	Profit (loss) for the period	4.06	(3.54)
(5.42)	1.75	1.69	RC profit (loss) for the period	3.43	(3.63)

(a)	See Note 6 on page 30 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
30,580	47,102	46,890	Gross debt	46,890	30,580
			Less: fair value asset of hedges related
53	870	1,173	to finance debt	1,173	53
30,527	46,232	45,717		45,717	30,527
7,310	18,726	18,749	Cash and cash equivalents	18,749	7,310
23,217	27,506	26,968	Net debt	26,968	23,217
86,362	103,183	108,408	Equity	108,408	86,362
21%	21%	20%	Net debt ratio	20%	21%

See Note 7 on page 31 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 7 cents per ordinary share expected to be paid in September. The corresponding amount in sterling will be announced on 6 September 2011, calculated based on the average of the market exchange rates for the four dealing days commencing on 31 August 2011. Holders of American Depositary Shares (ADSs) will receive $0.42 per ADS. The dividend is due to be paid on 20 September 2011 to shareholders and ADS holders on the register on 5 August 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme including the second-quarter dividend and timetable are available at www.bp.com/scrip.

Dividends paid

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			Dividends paid per ordinary share
-	7.000	7.000	cents	14.000	14.000
-	4.3372	4.2809	pence	8.6181	8.679
-	42.00	42.00	Dividends paid per ADS (cents)	84.00	84.00
			Scrip dividends
-	66.6	72.8	Number of shares issued (millions)	139.4	-
-	510	525	Value of shares issued ($ million)	1,035	-

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Exploration and Production

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
6,189	8,535	6,619	Profit before interest and tax	15,154	14,505
55	(115)	(5)	Inventory holding (gains) losses	(120)	31
			Replacement cost profit before
6,244	8,420	6,614	interest and tax	15,034	14,536

			By region
1,798	1,875	731	US	2,606	4,560
4,446	6,545	5,883	Non-US	12,428	9,976
6,244	8,420	6,614		15,034	14,536

The replacement cost profit before interest and tax for the second quarter and half year was $6,614 million and $15,034 million respectively, increases of 6% and 3% compared with the same periods in 2010. The second quarter was impacted by net non-operating charges of $664 million, mainly comprising impairment and other related charges in North America, partially offset by gains on disposals and fair value gains on embedded derivatives. The half year included a net non-operating gain of $46 million, with disposal gains more than offsetting impairment and other non-operating charges. In the second quarter and half year, fair value accounting effects had unfavourable impacts of $35 million and $6 million respectively compared with unfavourable impacts of $122 million and $59 million in the same periods of last year.

The primary additional factors impacting replacement cost profit for both periods, compared with a year ago, were higher realizations partially offset by lower production volumes including the impact of divestments. In addition, there were higher earnings from equity-accounted entities (mainly TNK-BP) and an improved contribution from gas marketing and trading, partly offset by higher costs including rig standby costs in the Gulf of Mexico, higher turnaround and related maintenance expenditure, higher exploration write-offs, and certain other one-off charges. In the third quarter, we expect costs to continue to be impacted by rig standby costs, and by turnaround and related maintenance expenditure.

Production for the quarter was 3,433mboe/d, 11% lower than the second quarter of 2010. After adjusting for the effect of acquisitions and divestments and entitlement impacts in our production-sharing agreements (PSAs), the decrease was 7%. This primarily reflects lower Gulf of Mexico production, as a result of ongoing decline owing to the suspension of drilling activity and also the impact of turnaround and maintenance activity, and continuing maintenance and turnaround activity weighted towards other higher-margin areas, including the Greater Plutonio turnaround in Angola and the North Sea. This was partly offset by Iraq production.

For the first half of the year, production was 3,505mboe/d, also 11% lower than in the same period last year. After adjusting for the effect of acquisitions and divestments and PSA entitlement impacts, first-half production was 7% lower than in 2010.

Looking ahead, production in the third quarter is expected to reflect the continuation of the divestment programme, ongoing seasonal turnaround activity across the portfolio and the ongoing decline in the Gulf of Mexico. We continue to expect production in 2011 to be in line with our February guidance of around 3.4 million barrels of oil equivalent per day, with the exact outcome depending on the timing of acquisitions and divestments and PSA entitlement impacts.

We continue to make strategic progress. In May, we received final regulatory approval and completed the purchase of ten exploration and production blocks in Brazil from Devon Energy, announced in March last year.

Also in May, the Republic of Azerbaijan ratified the new PSA between BP and SOCAR on joint exploration and development of the Shafag-Asiman structure in the Azerbaijan sector of the Caspian Sea, which was originally signed in October 2010. Under the 30-year PSA, BP will be the operator with a 50% interest while SOCAR will hold the remaining 50% equity.

On 6 July, BP sold half of the 3.29% interest in the ACG development in the Caspian Sea, which had been acquired from Devon Energy last year, to Azerbaijan (ACG) Limited (an affiliate wholly owned and controlled by the State Oil Company of the Republic of Azerbaijan) for $585 million subject to completion adjustments.

On 22 July, the Indian Minister of Petroleum announced approval for BP's alliance with Reliance Industries. While we await formal written approval, we understand the acquisition by BP of a 30% interest in 21 blocks, including the already producing KG-D6, have been unconditionally approved. Upon receipt of written approval, we can proceed with obtaining final regulatory approval of the Reserve Bank of India and then proceed to completion. The Sales and Purchase Agreement dated 21 February 2011 concerned 23 blocks and the Minister's decision on the final two blocks will be taken in due course.

On 25 July, BP announced it had been awarded a 100% interest, under PSAs, in Trinidad and Tobago deepwater blocks 23(a) and TTDAA 14.

In line with UK regulatory requirements, the following is a summary of the principal disclosures made in our first-quarter results announcement. We were awarded four deepwater offshore exploration blocks in the Ceduna Sub Basin, off the coast of South Australia. Reliance Industries Limited and BP announced an alliance involving BP taking a 30% stake in 23 oil and gas PSAs operated by Reliance in India, and the formation of a 50:50 joint venture for the sourcing and marketing of gas in India. These agreements are subject to regulatory and other approvals. The joint venture will also endeavour to accelerate the creation of infrastructure for receiving, transporting and marketing of natural gas in India. BP confirmed that it has been awarded interests in four new coalbed methane PSAs in South Kalimantan, Indonesia. Following BP's announced intention of selling its interests in Wytch Farm and all of BP's operated gas fields in the southern North Sea, including associated pipeline infrastructure and the Dimlington terminal. BP agreed in May to sell its interests in the Wytch Farm, Wareham, Beacon and Kimmeridge fields to Perenco UK Ltd for up to $610 million in cash.

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Exploration and Production

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
			Non-operating items
(156)	4	(730)	US	(726)	(218)
217	706	66	Non-US	772	320
61	710	(664)		46	102
			Fair value accounting effects(a)
(35)	25	(18)	US	7	46
(87)	4	(17)	Non-US	(13)	(105)
(122)	29	(35)		(6)	(59)
			Exploration expense
64	308	625	US(b)	933	133
68	91	54	Non-US(c)	145	119
132	399	679		1,078	252
			Production (net of royalties)(d)
			Liquids (mb/d)(e)
581	523	465	US	494	623
184	166	151	Europe	158	199
859	856	860	Russia	858	854
759	725	653	Rest of World	689	779
2,383	2,270	2,129		2,199	2,455
			Natural gas (mmcf/d)
2,240	1,905	1,833	US	1,869	2,231
551	373	391	Europe	382	575
647	719	675	Russia	697	660
5,046	4,589	4,664	Rest of World	4,626	5,076
8,484	7,586	7,563		7,574	8,542
			Total hydrocarbons (mboe/d)(f)
968	851	781	US	816	1,007
279	230	218	Europe	224	298
971	980	976	Russia	978	968
1,628	1,517	1,458	Rest of World	1,487	1,655
3,846	3,578	3,433		3,505	3,928
			Average realizations(g)
72.90	93.93	106.99	Total liquids ($/bbl)	99.98	72.35
3.76	4.21	4.54	Natural gas ($/mcf)	4.37	4.01
47.08	59.00	63.23	Total hydrocarbons ($/boe)(h)	61.05	48.16

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 20.
(b)
First quarter and first half 2011 include $93 million related to decommissioning of idle infrastructure, as required by BOEMRE's Notice to Lessees No. 2010-GO5 issued in October 2010. Second quarter and first half 2011 include $395 million classified within the 'other' category of non-operating items.

(c)	First quarter and first half 2011 include $44 million classified within the 'other' category of non-operating items.
(d)	Includes BP's share of production of equity-accounted entities.
(e)	Crude oil and natural gas liquids.
(f)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(g)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(h)	A minor amendment has been made in the first quarter 2011.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
1,850	4,367	1,820	Profit before interest and tax	6,187	3,258
225	(2,288)	(482)	Inventory holding (gains) losses	(2,770)	(454)
			Replacement cost profit before
2,075	2,079	1,338	interest and tax	3,417	2,804

			By region
757	640	(17)	US	623	694
1,318	1,439	1,355	Non-US	2,794	2,110
2,075	2,079	1,338		3,417	2,804

The replacement cost profit before interest and tax for the second quarter and half year was $1,338 million and $3,417 million respectively, compared with $2,075 million and $2,804 million for the same periods last year.

The 2011 results included net non-operating charges of $218 million for the second quarter and $235 million for the half year, mainly comprising impairment charges, primarily associated with our US divestment programme, partly offset by gains on disposal. A year ago, there were net non-operating gains of $232 million and $162 million respectively. Fair value accounting effects had favourable impacts of $164 million for the second quarter and $64 million for the half year. The corresponding periods in 2010 reflected favourable impacts of $119 million and $129 million respectively.

Compared with a year ago, the second-quarter result reflected an improved refining environment, which was more than offset by the swing to a small loss in supply and trading, reduced economic utilization at the Texas City refinery following the recent weather-related power outage, higher turnaround activities, and certain one-off charges. In addition to the factors mentioned above, the first half benefited from a particularly strong first-quarter supply and trading contribution, which more than offset the weak contribution in the second quarter, strong refining feedstock optimization in the US due to BP's location advantage in accessing WTI-priced crude grades and higher petrochemicals' aromatics margins.

In the second quarter, refining throughputs in the fuels value chains reduced by over 170mb/d compared with the same period last year primarily due to operational issues following the recent power outage at the Texas City refinery. Solomon refining availability (as defined in footnote (b) on page 9) was 94.8% for the quarter.

In the international businesses, petrochemicals production volumes were down in the second quarter by approximately 8% compared with the same period last year, driven primarily by shutdowns following the power outage at the Texas City petrochemicals site, a tornado strike at the Decatur plant and turnaround activity at the Cooper River plant.

Looking ahead, we expect a typical seasonal decline in refining margins in the third quarter. Throughput at the Texas City refinery has been largely restored and we expect the last of the impacted units to return to full capacity during August. We expect petrochemicals production volumes to improve compared with the second quarter following the recent full recovery of operations at our Decatur, Texas City and Cooper River petrochemicals sites. The planned turnaround activity in the second half of 2011 is expected to be lower than in the first half.

Early last year we announced our exit from five countries in southern Africa. The sale of BP Zambia and BP Malawi to Puma Energy was completed in the second quarter of 2011, with completion of BP Tanzania, the last piece of this disposal, to follow.

Following a strategic review, we announced earlier this year our intent to divest the Texas City refinery and the southern part of our US West Coast fuels value chain, including the Carson refinery.

In the second quarter, we also executed agreements confirming the sale of 33 refined products terminals and 992 miles of pipelines as part of the ongoing divestment programme of a number of non-strategic pipelines and terminals in the US.

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Refining and Marketing

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
			Non-operating items
151	(16)	(239)	US	(255)	148
81	(1)	21	Non-US	20	14
232	(17)	(218)		(235)	162

			Fair value accounting effects(a)
37	(48)	71	US	23	53
82	(52)	93	Non-US	41	76
119	(100)	164		64	129

			Refinery throughputs (mb/d)
1,350	1,194	1,190	US	1,192	1,358
770	768	749	Europe	758	775
309	307	314	Rest of World	311	295
2,429	2,269	2,253	Total throughput	2,261	2,428
94.6	93.9	94.8	Refining availability (%)(b)	94.3	94.9

			Sales volumes (mb/d)(c)
			Marketing sales by region
1,466	1,375	1,407	US	1,391	1,442
1,312	1,267	1,298	Europe	1,283	1,369
622	610	613	Rest of World	611	626
3,400	3,252	3,318	Total marketing sales	3,285	3,437
2,544	2,256	2,729	Trading/supply sales	2,494	2,583
5,944	5,508	6,047	Total refined product sales	5,779	6,020

			Refining Marker Margin (RMM) ($/bbl)(d)
15.02	16.18	15.75	US West Coast	15.96	12.44
11.24	10.81	16.81	US Gulf Coast	13.83	10.78
7.24	3.55	13.00	US Midwest	8.31	6.13
11.21	11.07	11.69	North West Europe	11.38	10.51
9.59	9.09	8.49	Mediterranean	8.79	8.93
10.48	14.69	15.00	Singapore	14.85	10.54
11.04	11.02	13.92	BP Average RMM	12.48	10.06

			Chemicals production (kte)
1,088	1,135	766	US	1,901	2,028
1,067	985	1,050	Europe(e)	2,035	2,130
1,846	1,918	1,846	Rest of World	3,764	3,734
4,001	4,038	3,662	Total production(e)	7,700	7,892

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 20.
(b)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	Does not include volumes relating to crude oil.
(d)
The Refining Marker Margin (RMM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional marker margin is based upon product yields and a marker crude oil deemed appropriate for the region. The regional marker margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

(e)	A minor amendment has been made in the second quarter and first half 2010.

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Other businesses and corporate

Second	First	Second
quarter	quarter	quarter		First half
2010	2011	2011		2011	2010
			$ million
(74)	(469)	(592)	Profit (loss) before interest and tax	(1,061)	(400)
4	(9)	(6)	Inventory holding (gains) losses	(15)	2
			Replacement cost profit (loss) before
(70)	(478)	(598)	interest and tax	(1,076)	(398)

			By region
(119)	(188)	(168)	US	(356)	(350)
49	(290)	(430)	Non-US	(720)	(48)
(70)	(478)	(598)		(1,076)	(398)
			Results include
			Non-operating items
(7)	1	(12)	US	(11)	(113)
78	(182)	(251)	Non-US	(433)	66
71	(181)	(263)		(444)	(47)

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium business, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the second quarter and half year was $598 million and $1,076 million respectively, compared with losses of $70 million and $398 million a year ago. The net non-operating charge for the second quarter was $263 million, compared with a net gain of $71 million a year ago. For the half year the net non-operating charge was $444 million, compared with a net charge of $47 million a year ago.

In addition, compared with the same periods a year ago, the results for the second quarter and first half primarily reflected higher corporate expenditure as a result of the Gulf of Mexico oil spill and lower income following business restructuring.

In Alternative Energy, BP completed the installation of the 250MW Cedar Creek 2 wind farm in Weld County, Colorado, a 50:50 joint venture with Sempra Generation. Construction commenced at the 150MW Sherbino 2 wind farm in Pecos County, Texas, and at the Trinity Hills wind farm in Archer and Young Counties, Texas. Both wind farms are 100% owned by BP. BP's net wind generation capacity(a)at the end of the second quarter was 774MW (1,362MW gross), compared with 711MW (1,237MW gross) at the end of the same period a year ago.

In our biofuels business, on 27 April BP completed the purchase of 83% of the shares of Companhia Nacional de Açúcar e Álcool (CNAA), a Brazilian ethanol and sugar producer, for $680 million.

In our solar business, a $261 million non-operating charge has been recognized with respect to raw materials purchase contracts and we intend to exit the module-only sales business.

As disclosed in our first-quarter results announcement, on 4 April BP announced that it had agreed the sale of its wholly-owned subsidiary, ARCO Aluminum Inc., to a consortium of Japanese companies for cash consideration of $680 million. Subject to closing adjustments and required regulatory approvals, completion is expected during the third quarter.

(a)
Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Refining and Marketing segment.

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Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding the quarterly dividend payment; the timing of surveys of shoreline impacted by the Gulf of Mexico oil spill; the segregation of an additional $500 million of the Trust balance to cover costs associated with projects that will restore injured natural resources in the Gulf; the issuance of further Requests for Proposals pursuant to the Gulf of Mexico Research Initiative and the master research agreement thereunder; expectations regarding the impacts on costs of rig standby costs and of turnaround and related maintenance expenditures; the expected impact on third-quarter production of the divestment programme, ongoing seasonal turnaround activity across BP's portfolio, and the ongoing decline of production in the Gulf of Mexico; expected full-year 2011 production, and the impact of acquisitions and divestments and PSA entitlement on full-year 2011 production; the magnitude and timing of remaining remediation costs related to the Gulf of Mexico oil spill; the factors that could affect the magnitude of BP's ultimate exposure and the cost to BP in relation to the spill and any potential mitigation resulting from BP's partners or others involved in the spill; the potential liabilities resulting from pending and future legal proceedings and potential investigations and civil or criminal actions that US state and/or local governments could seek to take against BP as a result of the spill; the timing of claims and litigation outcomes and of payment of legal costs; the anticipated timing for completion of the disposition of certain BP assets; contributions to and payments from the trust fund and the setting aside of assets while the fund is building; expectations for third-quarter refining margins; expectations for operations at the Texas City refinery; expected improvements in petrochemicals production volumes following the recent full recovery of operations at BP's Decatur, Texas City and Cooper River petrochemicals sites; lower anticipated planned turnaround activity in the second half of 2011; the sale of BP Tanzania; the intentions of BP's solar business to exit its module-only sales business; the anticipated timing of the completion of the disposition of ARCO Aluminum Inc.; exploration activity in four deepwater offshore blocks off of Australia; the timing for publication of investigation reports; the impact of BP's potential liabilities relating to the Gulf of Mexico oil spill on the group, including its business, results and financial condition; the anticipated commencement of the trial regarding allegations pertaining to the Atlantis platform; and BP's intentions to strongly defend itself against any claim for breach of the TNK-BP shareholders agreement that may be brought by Alfa, Access and Renova. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Risk factors" in our Annual Report and Form 20-F 2010 as filed with the US Securities and Exchange Commission (SEC).

Statement of directors' responsibilities

The directors confirm that, to the best of their knowledge, the condensed set of financial statements on pages 13 - 18 and 22 - 32 has been prepared in accordance with IAS 34 'Interim Financial Reporting', and that the interim management report on pages 1 - 11, 19 - 21 and 33 - 43 includes a fair review of the information required by the Disclosure and Transparency Rules.

The directors draw attention to Note 2 to the condensed set of financial statements on pages 22 - 27 which describes the uncertainties surrounding the amounts and timings of liabilities arising from the Gulf of Mexico oil spill.

The directors of BP p.l.c. are listed on page 84 of BP Annual Report and Form 20-F 2010, with the exception of DJ Flint and DS Julius who retired at the 2011 Annual General Meeting.

By order of the board

Bob Dudley	Byron Grote
Group Chief Executive	Chief Financial Officer
25 July 2011	25 July 2011

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Independent review report to BP p.l.c.

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprises the group income statement, group statement of comprehensive income, group statement of changes in equity, group balance sheet, condensed group cash flow statement, the related tables on pages 17 and 18, and Notes 1 to 9. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as issued by the IASB and as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the EU and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Emphasis of matter - significant uncertainty over provisions and contingencies related to the Gulf of Mexico oil spill

In forming our review conclusion we have considered the adequacy of the disclosures made in Note 2 to the financial statements concerning the provisions, future expenditures for which reliable estimates cannot be made and other contingencies related to the Gulf of Mexico oil spill significant event. The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Actual costs could ultimately be significantly higher or lower than those recorded as the claims and settlement process progresses. Our review conclusion is not qualified in respect of these matters.

Ernst & Young LLP
London
25 July 2011

The maintenance and integrity of the BP p.l.c. website are the responsibility of the directors; the review work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July  2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary